EXHIBIT 99.1
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
RETIREMENT OF DIRECTOR

Mr. Wu Yong Cun has retired as a non-executive director of the Company at the AGM.
The board of directors (the “Board”) of Brilliance China Automotive Holdings Limited (the “Company”) announces that Mr. Wu Yong Cun (“Mr. Wu”), a non-executive director of the Company, retired by rotation at the annual general meeting of the Company held on 23rd June, 2006 (the “AGM”). Due to personal reasons, Mr. Wu did not offer himself for re-election. As such, Mr. Wu retired as a non-executive director of the Company with effect from the closing of the AGM. Mr. Wu has confirmed that he has no disagreement with the Board and does not have any other matters that need to be brought to the attention of holders of securities of the Company. The Board would like to express its appreciation for the contribution of Mr. Wu to the Company during his term of service.
As at the date of this announcement (given that the retirement of Mr. Wu takes effect on the date of this announcement), the Board comprises five executive directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman), Mr. Qi Yumin (Chief Executive Officer), Mr. He Guohua, Mr. Wang Shiping and Mr. Lei Xiaoyang; and three independent non-executive directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.

By order of the Board Brilliance China Automotive Holdings Limited Wu Xiao An (also known as Ng Siu On) Chairman
Hong Kong, 23rd June, 2006
* for identification purposes only

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